Filed by Highland Transcend Partners I Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Packable Commerce, Inc.

Packable and Tradeswell Enter into Partnership to Enhance SaaS Offerings for Clients with Data-Driven, AI-powered Technology

Tradeswell’s operating and intelligence platform becomes a critical component of Packable’s advanced headless commerce system

NEW YORK, NY & BALTIMORE, MD - December 15, 2021 - Packable, a leading e-commerce company with a proprietary tech-enabled offering, sitting at the intersection of brands, marketplaces and customers, and Tradeswell, the operating system for real time commerce, today announced a partnership that will bring together Tradeswell’s advanced data, operations and intelligence platform and Packable’s proprietary technology offerings in data, commerce and marketing engines to create an end-to-end technology solution for Packable’s data driven e-commerce platform.

Through this partnership, Tradeswell’s proprietary AI-powered operating and intelligence platform will play a critical role in advancing Packable’s vision of a single unified hub of cross-functional data powering efficiency with automated actions and insights for client teams. Tradeswell is an experienced player in this space and has worked with over 250 brands to improve their ability to measure performance and gain a deeper understanding of their e-commerce businesses through the removal of black boxes and consolidation of data across the entire e-commerce value chain, from retail and marketing to finance and logistics.

“Packable is thrilled to partner with Tradeswell to build on our strong foundation of e-commerce enablement and create a true end-to-end solution for brands. This is an exciting time of growth, as we work hard to expand our SaaS offerings for our customers and forming strategic partnerships to co-create unique solutions in order to power brands growth in e-commerce is critical to our continued success,” said Andrew Vagenas, CEO of Packable. “We’re also proud to be making an investment in Tradeswell, demonstrating our confidence in the long-term viability of their technology and allowing the Tradeswell team to reach new heights. Beyond this exciting investment, our partnership will allow our brand managers and brand partners to work closely together and unlock insights to drive profitable revenue growth and increased brand market share. By working with Packable and Tradeswell, brands can rely on the right tools and technology for lightning-fast, machine-smart decision-making.”

Unlike firms that acquire emerging D2C brands to grow their business on Amazon, Packable partners with its clients to accelerate their third-party businesses across all leading marketplaces, enabling such clients to scale through digital commerce. While many brands struggle with marketplace management, global supply chain challenges, warehousing, fulfillment, and advertising efforts, Packable has systems and technology that can smartly automate various steps in the marketplace ecosystem to ensure positive consumer experiences and acceleration in sales for brands.

“Packable is a powerhouse and sets the industry standard in the markets it serves and each that it enters,” said Paul Palmieri, CEO of Tradeswell. “We are excited to partner with a company that understands how true advantage in e-commerce comes from faster and nuanced access to enhanced data and insights across e-commerce channels.”

“Even just a few years ago, the technology that existed for brands would not be able to keep up with how quickly marketplaces were evolving,” said Jesse Leikin, SVP Products & Technology at Tradeswell. “But now, what we’ve developed anticipates what programmatic digital commerce looks like years into the future. We’re excited to work with Packable to become the AI engine powering e-commerce 3.0.”

On September 9, 2021, Packable announced plans to become a public company in partnership with Highland Transcend Partners I Corp. (NYSE: HTPA). For more information about this news and Packable, please visit: packable.com.

To learn more about Tradeswell’s AI-powered operating and intelligence platform, please visit: https://www.tradeswell.com/.

About Tradeswell

Tradeswell is the operating system for real time commerce. Built for brands – from startups to Fortune 500 companies – the AI-powered platform makes it easy for brands to visualize one complete picture of their ecommerce business while leveraging machine learning to provide essential insights and seamless cross-channel operations. Tradeswell provides an elegant solution to many of the ecommerce challenges that brands face today. Specifically, the platform consolidates, harmonizes and transforms SKU-level data across key areas of the business - retail, marketing, operations and finance - and reveals insights in simple, pre-built dashboards that empower brands to accelerate their growth across marketplaces and DTC channels.

About Packable

Packable is a leading e-commerce company with a proprietary technology platform that empowers brands throughout the transaction lifecycle, by providing them with tech-enabled inventory planning and data analytics, marketing, marketplace management, logistics and distribution, customer experience and support. Founded in 2010, Packable has approximately 1000 employees, including a premier team of e-commerce experts, connecting consumers to their favorite brands on online marketplaces such as Amazon, Walmart, Google, eBay, Target, Kroger and Facebook, becoming one of the largest marketplace sellers in North America. By combining the end-to-end commerce lifecycle in one platform, Packable acts as a comprehensive service provider and empowers its brand partners to avoid disparate and inefficient points of sale. Additionally, since Packable helps facilitate the vast e-commerce lifecycle, it gains access to rich customer transaction data, providing it with differentiated data insights that it uses to optimize its platform and benefit its brand partners.

To learn more about Packable, which announced on September 9, 2021 that it plans to become a public company through a merger with Highland Transcend Partners, a special purpose acquisition company (SPAC), please visit: packable.com. Packable expects to be listed under the ticker symbol “PKBL.”

Participants in the Solicitation

Packable Holdings, LLC (“Packable”), Highland Transcend Partners I Corp. (“HTP”), and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of shares of HTP common stock in respect of the proposed transaction (the “Proposed Transaction”) described herein. Information about HTP’s directors and executive officers and their ownership of HTP common stock and other information regarding the interests of such individuals, as well as information regarding Packable’s directors and executive officers, will be set forth in the proxy statement/prospectus, which will be included in HTP’s registration statement on Form S-4. You may obtain free copies of these documents as described in the succeeding paragraph.

Additional Information and Where To Find It

In connection with the transaction described herein, HTP has filed and will file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a prospectus/proxy statement of HTP. The proxy statement/prospectus will be sent to all HTP and Packable stockholders, and the securities may not be sold or exchanged until the registration statement becomes effective. INVESTORS AND SECURITY HOLDERS OF HTP AND PACKABLE ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT HTP WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HTP, PACKABLE AND THE TRANSACTION. This communication is not a substitute for the registration statement, proxy statement/prospectus or any other documents that HTP may file with the SEC or send to stockholders in connection with the proposed transaction. The documents filed by HTP with the SEC may be obtained free of charge at HTP’s website at https://www.highlandtranscend.com/ or the SEC’s website (www.sec.gov). Investors and security holders are urged to read the proxy statement/prospectus and other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expected results of the Tradeswell and Packable partnership, projections of market opportunity and market share, expectations and timing related to commercial product and services launches, potential benefits of the Proposed Transaction and expectations related to the terms and timing of the Proposed Transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Packable’s and HTP’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Packable and HTP. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Packable or HTP is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Packable; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; Packable’s ability to manage future growth; the effects of competition on Packable’s future business; the amount of redemption requests made by HTP’s public shareholders; the ability of HTP or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in HTP’s final prospectus that forms a part of HTP’s Registration Statement on Form S-1 (Reg. No. 333-250125), filed with the SEC pursuant to Rule 424(b)(4) on December 4, 2020, its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 under the heading “Risk Factors,” its registration statement on Form S-4 and definitive proxy statement/prospectus relating to the proposed business combination as may be declared effective by the SEC under the heading “Risk Factors,” and other documents of HTP filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither HTP nor Packable presently know or that HTP nor Packable currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect HTP’s or Packable’s expectations, plans or forecasts of future events and views as of the date of this communication. HTP and Packable anticipate that subsequent events and developments will cause HTP’s or Packable’s assessments to change. However, while HTP and Packable may elect to update these forward-looking statements at some point in the future, HTP and Packable specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing HTP’s or Packable’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Media Contacts:

Eric Gonzalez

VSC on behalf of Tradeswell

tradeswell@vsc.co

Emily Claffey/Suzanne Byowitz

Sard Verbinnen & Co. on behalf of Packable

Packable-SVC@sardverb.com